January 21, 2025

David M. Cote
Chief Executive Officer
Resolute Holdings Management, Inc.
445 Park Avenue, Suite 15F
New York, NY 10022

       Re: Resolute Holdings Management, Inc.
           Registration Statement on Form 10-12B
           Filed December 30, 2024
           File No. 001-42458
Dear David M. Cote:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

         After reviewing your response and any amendment you may file in response to this letter, we may have additional comments.

Form 10-12B
Exhibit 99.1 - Preliminary Information Statement
Unaudited Pro Forma Condensed Consolidated Financial Statements
Notes to the Unaudited Pro Forma Condensed Consolidate Financial Statements
Note 2. Autonomous Entity Adjustments, page 52

1. We note that the amounts presented in your pro forma statements of operations for the
       Management Fee in adjustment (h) are based on the amounts that will be billed in each respective period. Please tell us your consideration for including pro forma adjustments for the Management Fee that ultimately will be paid based on results each period. In this regard, since your Management Fee is based on a trailing twelve month calculation, for example, the $860,000 fee associated with the third quarter of 2024
       (i.e., $34.4 million Management Agreement Adjusted EBITDA times 2.5%) will be included in the payment associated with each quarter through the second quarter of
       2025. In other words, explain to us why at September 30, 2024 there is no accrued
       Management Fee for the sum of 7.5% of the Adjusted EBITDA for the third quarter of
 January 21, 2025
Page 2

       2024 plus 5% of the Adjusted EBITDA for the second quarter of 2024 plus $2.5% of the Adjusted EBITDA for the first quarter of 2024.
General

2. We note that you list many "forms of" exhibits. To the extent the executed version of an exhibit is available prior to effectiveness of the Form 10, please file the final version of that exhibit.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Please contact Mark Brunhofer at 202-551-3638 or Jason Niethamer at 202-551-3855
if you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or J. Nolan McWilliams at 202-551-
3217 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   John C. Kennedy